Exhibit 99.1
MATERIAL CHANGE REPORT

Item 1 - Name and Address of the Company:

Canadian Imperial Bank of Commerce (“CIBC”)
Commerce Court
Toronto, Ontario
M5L 1A2

Item 2 - Date of Material Change:

June 29, 2005

Item 3 - News Release:

On June 29, 2005, CIBC issued the attached press release announcing the material change.

Item 4 - Summary of Material Change:

John Hunkin, Chief Executive Officer, announced that he will retire from CIBC, effective August 1, 2005. Gerry McCaughey, CIBC's President and Chief Operating Officer, will succeed Mr. Hunkin as President and Chief Executive Officer, and will become a member of CIBC's Board of Directors.

Item 5 - Full Description of Material Change:

John Hunkin, Chief Executive Officer, announced that he will retire from CIBC, effective August 1, 2005. Gerry McCaughey, CIBC's President and Chief Operating Officer, will succeed Mr. Hunkin as President and Chief Executive Officer, and will become a member of CIBC's Board of Directors.

Mr. McCaughey, 49, has been a member of CIBC's Senior Executive Team since 1999. During the past six years, he has had responsibility for each of CIBC's major business units, including CIBC's industry-leading wealth management, investment banking and credit card franchises. In February 2004, Mr. McCaughey was named Chairman and Chief Executive Officer, CIBC World Markets, in addition to maintaining his leadership responsibilities for CIBC Wealth Management. In December 2004, he was appointed President and Chief Operating Officer of CIBC.

Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

For further information, please contact Ron Lalonde, Senior Executive Vice-President, Chief Administrative Officer and Chief Privacy Officer through Jacqueline C. Moss, Senior Vice-President, Deputy General Counsel at 416-980-3059.

Item 9 - Date of Report:

July 6, 2005